Filed Pursuant to Rule 424(b)(3)

Registration No. 333-285981

Registration No. 333-285872

Registration No. 333-282359

Registration No. 333-284324

Prospectus Supplement No. 7

(to Prospectus dated March 20, 2025)

Prospectus Supplement No. 17

(to Prospectus dated November 12, 2024)

Prospectus Supplement No. 10

(to Prospectus dated February 6, 2025)

Damon INC.

Offering of 126,900,000 Units, Each Unit Consisting of One Common Share and One Series A Warrant, and

126,900,000 Common Shares* Underlying Series A Warrants and 6,345,000 Common Shares* Underlying

Underwriter’s Warrants

Resale of Up to 1,015,383 Common Shares by the Selling Securityholders
Resale of Up to 18,514,579 Common Shares by the Selling Securityholders

This prospectus supplement is being filed to update and supplement information contained in (i) the prospectus dated March 20, 2025 related to the offering of 126,900,000 units, each unit consisting of one common share, no par value (“common shares”) and one Series A Warrant (“Series A Warrant”), of Damon Inc., a British Columbia corporation (“Damon”), and 126,900,000 common shares (*or a greater amount pursuant to an alternate cashless exercise option in accordance with the terms of the warrants) underlying the Series A Warrants and 6,345,000 common shares (*or a greater amount pursuant to an alternate cashless exercise option in accordance with the terms of the warrants) underlying the Underwriter’s Warrants, (ii) the prospectus dated November 12, 2024 related to the resale of up to 1,015,383 common shares of Damon, and (iii) the prospectus dated February 6, 2025 related to the to the resale of up to 18,514,579 common shares of Damon (together, the “Prospectuses”), with the information contained in our Current Report on Form 8-K, filed with the Securities and Exchange Commission (the “SEC”) on June 13, 2025 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

This prospectus supplement updates and supplements the information in the Prospectuses and is not complete without, and may not be delivered or utilized except in combination with, the Prospectuses, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectuses and if there is any inconsistency between the information in the Prospectuses and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our common shares are traded on the OTC Pink Current Market under the symbol “DMNIF”. On June 12, 2025, the closing price of our common shares was $ 0.0011 per share.

Investing in our securities involves risks. See the sections titled “Risk Factors” of the Prospectuses and in any applicable prospectus supplement.

Neither the Securities and Exchange Commission nor any other regulatory body have approved or disapproved these securities, or passed upon the accuracy or adequacy of this prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is June 13, 2025.

United States

Securities and Exchange Commission

Washington, D. C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): June 9, 2025

DAMON INC.

(Exact name of registrant as specified in its charter)

British Columbia	001-42190	N/A
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

4601 Canada Way, Suite #402 Burnaby, BC	V5G 4X7
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (236) 326-3619

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Common Shares	DMN*	The Nasdaq Stock Market LLC*

*	As previously reported, The Nasdaq Stock Market LLC has determined to delist the Company’s common shares, and has suspended its trading as of May 20, 2025. The Company’s common shares are currently quoted on the OTC Pink Current Market, operated by OTC Markets Group, Inc., under the symbol “DMNIF.”

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01 Other Events.

Settlement with Former Financial Advisor

As previously disclosed in the current reports filed with the Securities and Exchange Commission on November 18, 2024 and March 25, 2025, Damon Inc. (the “Company”) and Damon Motors Inc. (“Damon Motors”) entered into a settlement agreement with Mark Peikin (the “Prior Peikin Agreement”) to resolve certain claims by Mr. Peikin, as assignee of Joseph Gunnar & Co., LLC, relating to previously incurred financial advisory fees. Under the Prior Peikin Agreement, the Company agreed to pay Mr. Peikin an aggregate of $2,515,000, consisting of $1,515,000 in cash, which was paid on March 24, 2025, and $1,000,000, which was payable in cash or common shares of the Company, at the option of the Company, no later than May 21, 2025.

On June 9, 2025, the Company and Damon Motors entered into an amended settlement agreement (the “Amended Peikin Agreement”) to fully and finally resolve all outstanding amounts owed to Mr. Peikin pursuant to the Prior Peikin Agreement (the “Outstanding Settlement Obligations”). Under the Amended Peikin Agreement, the Company agreed to make a one-time cash payment of $350,000 to Mr. Peikin within one business day following execution of the Amended Peikin Agreement, and Mr. Peikin agreed to waive and release all claims arising from the Outstanding Settlement Obligations. Such amount has been paid to Mr. Peikin in full and final satisfaction of the Outstanding Settlement Obligations.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 13, 2025	DAMON, INC.

	By:	/s/ Bal Bhullar
Bal Bhullar
Chief Financial Officer

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